September 25, 2024

Lim Sin Foo Harris
Chief Executive Officer
Fast Track Group
12 Mohamed Sultan Road
#04-01, Singapore 238961

       Re: Fast Track Group
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 16, 2024
           File No. 333-281969
Dear Lim Sin Foo Harris:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Exhibit 5.1
Legal Opinion, page II-4

1. Please have counsel revise the legal opinion to also state that the warrants are binding obligations under the law of the jurisdiction governing the warrant agreement, i.e. New
       York law. Refer to Staff Legal Bulletin No. 19 for guidance. Alternatively, please file a second legal opinion covering the the offering of the warrants under New York law.
 September 25, 2024
Page 2

       Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services